Innovation for patient care

2007 DEC 11 A 8:17

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

07028571

6th December 2007

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

P/O Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Innovation for patient care

MEDICIS

Press release

Ipsen and Medicis announce submission of Reloxin® in aesthetics to the FDA

Paris (France) and Scottsdale (Arizona, USA), 6 December 2007 - Ipsen (Euronext: FR0010259150; IPN) and Medicis (NYSE:MRX) today announced the submission of the Biologics License Application ("BLA") for Reloxin®[1] to the U.S. Food and Drug Administration ("FDA"). Upon FDA's acceptance of the Reloxin® filing, Medicis will pay Ipsen approximately $25 million in accordance with the agreement between the parties. In March 2006, Ipsen granted Medicis the rights to develop, distribute and commercialize Ipsen's botulinum toxin product in the United States, Canada and Japan for aesthetic use by physicians. Medicis anticipates a response from FDA in approximately 10 months following FDA's receipt of the Reloxin® submission.

According to the American Society for Aesthetic Plastic Surgery, injections of botulinum toxin type A were the number one non-surgical procedure in 2006, with over 3 million total procedures. Current growth estimates in botulinum toxin type A in dollars are estimated to be in excess of 20 percent over the prior year.[2] This translates into a retail U.S. aesthetic market of approximately $300 million-$400 million.

"We are extremely pleased to announce the submission of the BLA for Reloxin® with FDA," said Jonah Shacknai, Chairman and Chief Executive Officer of Medicis. "Congratulations to the Medicis team and our talented consultants who worked tirelessly to achieve our filing. Our team has dedicated many hours compiling what we believe to be a strong filing for an important product. Our shareholders owe these persons a tremendous debt of gratitude for their extraordinary efforts. We appreciate the support given to us by our colleagues at Ipsen, and look forward to a continued excellent relationship with them as we prepare for the potential of commercializing Reloxin® in the growing, multi-million dollar aesthetic botulinum toxin market in the U.S."

Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen, stated: "The submission of the Reloxin® dossier to the FDA by our partner Medicis is an important milestone for Ipsen's future growth, and we are very pleased that such an important project was carried out in a rigorous and timely manner. Both Ipsen and Medicis are dedicated to bring this product to market, so that Reloxin® may be a success in the U.S.."

About Ipsen's botulinum toxin type A

As of October 2007, Ipsen's botulinum toxin type A, developed in the field of aesthetic medicine in the U.S., Canada and Japan under the trademark Reloxin®, is approved for aesthetic indications in 21 countries: Argentina, Australia, Belarus, Brazil, Columbia, Ecuador, Egypt, Germany, Honduras, Israel, Kazakhstan, Mexico, Moldova, New Zealand, Philippines, Slovak Republic, Ukraine, Uruguay, Venezuela, Vietnam, and Russia (in Russia, it is the first botulinum toxin type A approved in this field).

[1] The proposed name for the product in the U.S. aesthetic market is Reloxin®, and it is called Dysport® for medical and aesthetic markets outside the U.S.

[2] American Society for Aesthetic Plastic Surgery, Cosmetic Surgery National Data Bank Statistics, 2006 and Allergan company reports

Ipsen is also pursuing regulatory approval for medical indications for the product in certain additional key international markets.

Dysport® is a neuromuscular blocking agent which acts as a neuromuscular blocking toxin, which was initially developed for the treatment of motor disorders and various forms of muscular spasticity, including cervical dystonia (a chronic condition in which the neck is twisted or deviated), spasticity of the lower limbs in children with cerebral palsy, blepharospasm (involuntary eye closure) and hemifacial spasm. It was later developed for the treatment of a wide variety of neuromuscular disorders Dysport® was originally launched in the United Kingdom in 1991 and has marketing authorisations in over 70 countries (at 31 December 2006). Ipsen has just recently submitted a BLA for Dysport® in cervical dystonia to the FDA.

About Medicis
Medicis is the leading independent specialty pharmaceutical company in the United States focusing primarily on the treatment of dermatological and aesthetic conditions. The Company is dedicated to helping patients attain a healthy and youthful appearance and self-image. Medicis has leading branded prescription products in a number of therapeutic and aesthetic categories. The Company's products have earned wide acceptance by both physicians and patients due to their clinical effectiveness, high quality and cosmetic elegance.

The Company's products include the prescription brands RESTYLANE® (hyaluronic acid), PERLANE® (hyaluronic acid), DYNACIN® (minocycline HCl), LOPROX® (ciclopirox), PLEXION® (sodium sulfacetamide/sulfur), SOLODYN® (minocycline HCl, USP) Extended Release Tablets, TRIAZ® (benzoyl peroxide), LIDEX® (fluocinonide) Cream, 0.05%, VANOS® (fluocinonide) Cream, 0.1%, SYNALAR® (fluocinolone acetonide), and ZIANA® (clindamycin phosphate 1.2% and tretinoin 0.025%) Gel, BUPHENYL® (sodium phenylbutyrate) and AMMONUL® (sodium phenylacetate/sodium benzoate), prescription products indicated in the treatment of Urea Cycle Disorder, and the over-the-counter brand ESOTERICA®. For more information about Medicis, please visit the Company's website at www.medicis.com.

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. From 24 December 2007, the Group will be part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Medicis Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. All statements included in this press release that address activities, events or developments that Medicis expects, believes or anticipates will or may occur in the future are forward-looking statements, including FDA's acceptance of the RELOXIN® filing, the timing associated with FDA's response to the filing and the potential commercialization of RELOXIN®. These statements are based on certain assumptions made by Medicis based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given, however, that these activities, events or developments will occur or that such results will be achieved. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis.

Several of these risks are outlined in the Company's most recent annual report on Form 10-K for the year ended December 31, 2006 and quarterly report on Form 10-Q for the quarter ended September 30, 2007, and other documents we file with the Securities and Exchange Commission. Forward-looking statements represent the judgment of Medicis' management as of the date of this release, and Medicis disclaims any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

NOTE: Full prescribing information for any Medicis prescription product is available by contacting the Company. RESTYLANE® and PERLANE® are trademarks of HA North American Sales AB, a subsidiary of Medicis Pharmaceutical Corporation. All other marks are the property of Medicis or its Affiliates.

Ipsen Forward-Looking Statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Thus, in order to develop a product which is viable from a commercial point of view, the Group must demonstrate, by means of pre-clinical and human clinical trials, that the molecules are effective and not dangerous to human beings. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and the information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des marchés financiers*.

For further information:

Medicis
Kara Stancell
Executive Director, Investor Relations
& Corporate Communications
(602) 808-3854

Ipsen
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

Innovation for patient care

Press release

Ipsen submits a Biologics License Application (BLA) in cervical dystonia to the FDA for Dysport®

Paris (France), 6 December 2007 - Ipsen (Euronext: FR0010259150; IPN) today announced that it has submitted a Biologics License Application (BLA) for Dysport® for Injection in cervical dystonia to the Food and Drug Administration (FDA) in the United States for the treatment of patients with cervical dystonia. In accordance with US regulations, the FDA will now be conducting a technical screening of the application to ensure that sufficient data and information have been submitted to justify the final review of the dossier by the Center for Drug Evaluation and Research.

Dysport® has been granted orphan product status by the FDA as a treatment for cervical dystonia, an orphan disease in the United States. The BLA submission relies on data from two pivotal Phase III studies performed in the United States and abroad totalling 252 patients followed-up for up to 12 treatment cycles, in addition to substantial patient exposure in other clinical studies in cervical dystonia.

Jean-Luc Bélingard,Chairman and Chief Executive Officer of Ipsen stated: *"The submission of the Dysport® BLA to the FDA is a further sign of our strategic commitment to offer therapeutic responses for the care of patients with targeted medical conditions such as cervical dystonia. I am pleased that we were able to submit this application in the planned timeframe. Further to Somatuline® Depot's approval by FDA in August, a new successful milestone has been achieved in Ipsen's international development strategy in specialised care."*

About Dysport®

The product is currently referred to as Reloxin® in the United States aesthetic market and Dysport® for medical and aesthetic markets outside the U.S.

The active substance in Dysport® is a botulinum neurotoxin type A complex, which acts at the level of the neuromuscular junction in the targeted muscle.

Dysport®, is a neuromuscular blocking toxin, which acts to block acetylcholine release, hence reducing muscular spasm was initially developed for the treatment of motor disorders and various forms of muscular spasticity, including cervical dystonia (a chronic condition in which the neck is twisted or deviated), spasticity of the lower limbs (heal) in children with cerebral palsy, blepharospasm (involuntary eye closure) and hemifacial spasm. It was later developed for the treatment of a wide variety of neuromuscular disorders and aesthetic medicine.

Dysport® was originally launched in the United Kingdom in 1991. At 31 December 2006, Dysport® had marketing authorisations in over 70 countries.

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. From 24 December 2007, the Group will be part of the SBF120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Thus, in order to develop a product which is viable from a commercial point of view, the Group must demonstrate, by means of pre-clinical and human clinical trials, that the molecules are effective and not dangerous to human beings. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

GALDERMA
Committed to the future of dermatology

Press release

Ipsen grants Galderma exclusive rights to promote and distribute Dysport® in aesthetic medicine and dermatological indications in Brazil, Argentina and Paraguay

Paris (France) and Lausanne (Switzerland), 6 December 2007 – Ipsen (Euronext: FR0010259150; IPN), an innovation-driven, international specialty pharmaceutical group, and Galderma, a leading global pharmaceutical company focused on dermatology, today announced that they have entered into a new partnership for the exclusive promotion and distribution of Ipsen's Dysport®, the company's botulinum toxin type A product, for use in aesthetic medicine and dermatological indications in Brazil, Argentina and Paraguay.

Christophe Jean, Executive Vice President and Chief Operating Officer of Ipsen, said, *"We are very pleased to extend our existing European partnership with Galderma for the promotion and commercialisation of our botulinum toxin product to now include three important markets in South America for aesthetic medicine indications. This new agreement will allow us to accelerate the market penetration of Dysport® through Galderma's strong presence and benefit from increased exposure to some of the leading markets in the world for aesthetic applications of botulinum toxin."*

Humberto C. Antunes, Chief Executive Officer of Galderma, confirmed that, *"Galderma is delighted to work with Ipsen to make Dysport® the leading botulinum toxin A in dermatology. Galderma's worldwide renown for innovation in dermatology and its close relationship with Brazilian and Argentine physicians will greatly increase the product's usage in those countries. The efficacy and safety profile of Dysport® is a major advantage for patients seeking to improve their appearance and repair some of the damage caused by time."*

The agreement, which will come into force in January 2008 in Brazil and Argentina and later in Paraguay, once approved in aesthetic medicine and dermatological indications, is for an initial five-year term that can be extended for an additional five-year period once Galderma achieves the agreed sales targets. Ipsen will manufacture and supply Dysport® 500 units to Galderma at a supply price. In consideration for the rights granted by Ipsen to Galderma under the agreement, Galderma will pay Ipsen an undisclosed upfront milestone. In neuromuscular disorder indications Ipsen will continue to promote Dysport® 500 units in Brazil, Argentina and Paraguay.

Under the terms of a previous agreement announced on 26 February 2007, Ipsen granted Galderma exclusive rights to develop, promote and distribute a specific formulation for aesthetic medicine indications of its botulinum toxin type A product in the European Union, Russia and certain territories of the Middle East and Eastern Europe under a different brand name and vial size. In addition, Ipsen also granted Galderma first rights of negotiation for such specific formulation of its botulinum toxin type A product for aesthetic medicine indications in the rest of the world, excluding the United States, Canada and Japan, as well as rights for future formulations.

Ipsen's Dysport® has shown a strong safety and efficacy profile in a number of indications since it was first approved in 1991. Furthermore, studies have demonstrated its high clinical effectiveness in aesthetic medicine indications.

About Ipsen's botulinum toxin type A
The product is currently referred to as Reloxin® in the U.S. aesthetic market and Dysport® for medical and aesthetic markets outside the U.S. In March 2006, Ipsen granted Medicis the rights to develop, distribute and commercialize Ipsen's botulinum toxin product in the United States, Canada and Japan for aesthetic use.

As of October 2007, Ipsen's botulinum toxin type A has been approved for aesthetic medicine indications in 21 countries: Argentina, Australia, Belarus, Brazil, Columbia, Ecuador, Egypt, Germany, Honduras, Israel, Kazakhstan, Mexico, Moldova, New Zealand, Philippines, Slovak Republic, Ukraine, Uruguay, Venezuela, Vietnam, and Russia (in Russia, it is the first botulinum toxin type A approved in this field). Ipsen is also pursuing regulatory approval for medical indications for the product in certain additional key international markets.

Dysport®, Ipsen's botulinum toxin type A, is a neuromuscular blocking toxin which acts to block acetylcholine release at motor nerve ends and reduces muscular spasm. It was initially developed for the treatment of movement disorders such as cervical dystonia (a chronic condition in which the neck is twisted or deviated), blepharospasm (involuntary eye closure), hemifacial spasm and various forms of muscle spasticity, including post-stroke arm spasticity, spasticity of the lower limbs (calf) in adults and children with cerebral palsy. Dysport® was originally launched in the United Kingdom in 1991 and has marketing authorisations in over 70 countries (at 31 December 2006).

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. From 24 December 2007, the Group will be part of the SBF120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Thus, in order to develop a product which is viable from a commercial point of view, the Group must demonstrate, by means of pre-clinical and human clinical trials, that the molecules are effective and not dangerous to human beings. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective

IPSEN
Innovation for patient care

GALDERMA
Committed to the future of dermatology

nature of the product concerned, or that the regulatory authorities will be satisfied with the data and information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

About Galderma

Galderma is a global pharmaceutical company specializing in the research, development and marketing of therapeutic, corrective and aesthetic solutions for dermatology patients and a leading player in the worldwide dermatology market. Its expertise covers a broad spectrum of skin, hair and nail diseases.

Created in 1981, Galderma is a joint venture between Nestlé and L'Oréal and employs more than 2,600 people. The company has wholly-owned affiliates in thirty-two countries and a worldwide network of exclusive sales agents. In 2006, the company had global revenues of €687 million.

To drive sustained growth, Galderma relies on a significant level of investment in research and development. The new 19.300-sq. meter state-of-the art R&D center in Sophia Antipolis, dedicated exclusively to innovation in dermatology, was completed in late 2006. This center positions Galderma as the world's leading investor in dermatology R&D and underpins its commitment to the future of dermatology.

Galderma's strategy for continued growth is to invest in its key brands and market them globally (in more than sixty-five countries). Differin®, the company's first home-grown product indicated for topical treatment of acne, and other major products for treating rosacea, psoriasis and onychomycosis (fungal nail infections) are the drivers of the portfolio.

Committed to the future of dermatology, Galderma's ambition is to be recognized as the most competent and successful innovation-based company focused exclusively on meeting the needs of dermatology patients and physicians. Galderma's website is www.galderma.com

For further information:

Ipsen
Didier Véron,
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

Galderma
Alain Kirsch
Vice-President Human Resources
& Communication
Tel: +33 (0)1 58 86 43 23
e-mail: alain.kirsch@galderma.com

(For U.S. Inquiries):
Dale Weiss
Tel: +1 817 961-5186
e-mail: dale.weiss@galderma.com

L'Oréal
Caroline Millot
Tel: +33 (0)1 47 56 86 82
http://www.loreal.com
Fax: +33 (0)1 47 56 80 02

Nestlé
Roddy Child-Villliers
Tel: + 41 21 924 3622
e-mail: Roddy.Child-Villiers@Nestle.com

END